April 30, 2024

VIA EDGAR

Brian Szilagyi

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	abrdn Income Credit Strategies Fund (Investment Company Act File No. 811-22485); abrdn Global Dynamic Dividend Fund (Investment Company Act File No. 811-21901); abrdn Total Dynamic Dividend Fund (Investment Company Act File No. 811-21980); and abrdn Global Premier Properties Fund (Investment Company Act File No. 811-22016) (each a “Registrant” or “Fund”, and collectively, the “Registrants” or “Funds”)

Dear Mr. Szilagyi:

On March 15, 2024, you provided comments on the Registrants’ Annual Reports to shareholders on Form N-CSR (each an “Annual Report” and, collectively, the “Annual Reports”) for the fiscal year ended October 31, 2023 filed on January 8, 2024. For your convenience, the substance of your comments has been restated below to the best of the Registrants’ understanding. Responses from the Registrants are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Annual Reports.

Comment No. 1: With respect to the abrdn Income Credit Strategies Fund, please explain why, in the senior securities table, the Registrant did not express asset coverage for each class of senior securities in terms of dollar amounts per share (in the case of preferred stock). See Instruction 2 to Item 4.3 of Form N-2. Please also explain why, in the senior securities table, the average market value per unit, including the method used to determine the averages (e.g. weighted, monthly, daily, etc.) was not disclosed. See Instruction 4 to Item 4.3 of Form N-2.

Response: The Registrant confirms that for future reports, it will update the method by which it shows asset coverage to comply with Instruction 2 to Item 4.3 of Form N-2 as it relates to preferred shares, and will express asset coverage for each class of senior securities in terms of dollar amounts per share (in the case of preferred stock). In addition, the Registrant confirms that for future reports, it will disclose the method used to determine the average market value per unit (e.g., weighted, monthly, daily, etc.), consistent with Instruction 4 to Item 4.3 of Form N-2. With respect to the method used, the Registrant further confirms that the asset coverage ratio for the Fund’s total leverage is calculated by dividing net assets as of each fiscal period end plus the amount of any borrowings for investment purposes outstanding as of each fiscal period end by the amount of any borrowings outstanding as of each fiscal period end, and then multiplying by $1,000.

Comment 2: With respect to the abrdn Income Credit Strategies Fund, please explain why the disclosures that require an entity to include unobservable inputs, and the impact to valuation if there is an increase or decrease in those inputs, are not shown in the financial statements. See ASC 820-10-50-2G and 7.228 of the AICPA audit and accounting guide for an example.

Response: The Registrant confirms that it will include the disclosures referenced by the Staff in future reports.

Comment No. 3: With respect to the abrdn Global Premier Properties Fund, the Staff noted that the Fund held REITs. Please consider adding disclosure to the Notes to Financial Statements to state how the Fund estimates the return of capital amounts resulting from distributions from underlying REITs.

Response: The Registrant confirms that it will include the disclosures referenced by the Staff in future reports.

1900 Market Street, Suite 200 Philadelphia, PA 19103 T +(1) 215 405 5700 F +(1) 215 405 2384

abrdn plc is registered in Scotland (SC286832) at 1 George Street, Edinburgh, EH2 2LL. www.abrdn.com © abrdn plc 2021. All rights reserved.

Comment No. 4: With respect to each Registrant, it appears that the Form N-CSR for the period ended October 31, 2023 refers to a fiscal quarter of the period covered by the report for the disclosure related to Form N-CSR Item 11(b). Please utilize the language provided in Form N-CSR Item 11(b) which refers to the period covered by the report, not isolated to a particular quarter and confirm that there have been no changes in the Registrants’ internal control over financial reporting that occurred during the period.

Response: Each Registrant confirms that for future reports, it will use the language provided in Form N-CSR Item 11(b) referring to the period covered by the report and not a particular quarter. In addition, each Registrant confirms that there have been no changes in such Registrant’s internal control over financial reporting that occurred during the period covered by its respective Annual Report.

Comment No. 5; With respect to the Annual Report for the abrdn Global Dynamic Dividend Fund and abrdn Total Dynamic Dividend Fund, given the amount of reclaims receivable, please explain which country or countries these receivables relate to, and how the Funds monitor the collectability of those receivables.

Response: The majority of the reclaims receivable relate to the following countries: Switzerland, Germany, France, and Denmark. The Funds’ custodian monitors the Funds’ eligibility to file for tax reclaims and files applications for the tax reclaims on behalf of the Funds based on information received in part from the Funds’ adviser and remains in contact with local authorities. The adviser regularly monitors the custodian’s activity (on a monthly basis) to ensure that paperwork is filed within deadlines and monitors for payment (on a monthly or quarterly basis). During the time during which the adviser anticipates that the Funds are due payment, the adviser regularly monitors for the receipt of such payments and follows up with the Funds’ custodian to determine why payments remain outstanding, if applicable, and for status updates on the latest correspondence with local authorities relating to the reclaims.

Comment No. 6: With respect to the abrdn Income Credit Strategies Fund, please confirm that other income, including income for payment-in-kind (PIK) interest, which exceeds 5% of the total income has been stated separately.

Response: The Registrant confirms that other income, including income for PIK interest, was not greater than 5% for the fiscal year ended October 31, 2023.

Comment No. 7: With respect to the abrdn Income Credit Strategies Fund, for each security that the Fund holds that pays a combination of cash and PIK interest, please disclose both the cash and PIK rates in the security description, or in a footnote to the schedule of investments. See AICPA audit risk alert Investment Companies 2013/2014.

Response: The Registrant confirms that, for future reports, it will disclose both the cash and PIK rates in the security description, or in a footnote to the schedule of investments, for each security that the Fund holds that pays a combination of cash and PIK interest.

Comment No. 8: With respect to the abrdn Income Credit Strategies Fund, the report of independent registered public accounting firm does not indicate whether the last five fiscal years’ information contained in the senior securities table has been audited. Please re-file the financial statements with an updated report of independent registered public accounting firm, identifying the results of the audit of the senior securities table. Alternatively, as the Fund has filed a registration statement on Form N-2 pursuant to General Instruction A.2, please amend such registration statement to include the required senior securities information and include, as an exhibit, a report of independent registered public accounting firm, identifying the results of the audit of the senior securities table. See Instruction 1 to Item 4.3 of Form N-2.

Response: The Registrant intends to file an amendment to its registration statement on Form N-2 to include the required senior securities information and will include, as an exhibit, a report of independent registered public accounting firm, identifying the results of the audit of the senior securities table.

1900 Market Street, Suite 200 Philadelphia, PA 19103 T +(1) 215 405 5700 F +(1) 215 405 2384

abrdn plc is registered in Scotland (SC286832) at 1 George Street, Edinburgh, EH2 2LL. www.abrdn.com © abrdn plc 2021. All rights reserved.

* * *

Should you have any questions concerning the above, please call the undersigned at (267) 614-6061.

Very truly yours,

/s/ Katherine Corey
Katherine Corey

cc:	Sharon Ferrari, Treasurer of the Fund Lucia Sitar, Vice President of the Fund Tom Bogle, Dechert LLP Michael Malloy, Faegre Drinker Biddle & Reath LLP

1900 Market Street, Suite 200 Philadelphia, PA 19103 T +(1) 215 405 5700 F +(1) 215 405 2384

abrdn plc is registered in Scotland (SC286832) at 1 George Street, Edinburgh, EH2 2LL. www.abrdn.com © abrdn plc 2021. All rights reserved.